Exhibit 10.18

January 15, 2011

VIA EMAIL

Mr. Daniel J. Griesemer

Dear Dan:

On behalf of World of Jeans & Tops, d/b/a Tilly’s (the “Company”), I am pleased to offer you the position of President and Chief Executive Officer of the Company, reporting to the Board of Directors. You will have the duties, responsibilities and authority commonly associated with these positions, in addition to those set forth in the Company’s by-laws. Your first day of work at the Company will be February 21, 2011 (“Employment Start Date”). Your employment with the Company will be subject to the terms of this Agreement.

1. Annual Base Salary. Your starting annual base salary rate (“Base Salary”) will be $700,000, less applicable taxes and withholdings, paid in accordance with the Company’s normal payroll practices and subject to annual review. In addition, you will receive an annual car allowance of $18,000, paid ratably every pay period. The Company’s Board of Directors will evaluate your performance annually and, during the time the Company is not a public company, the Board of Directors will evaluate your performance based upon input from the Company’s Advisory Board. Your annual review will coincide with the annual review cycle of the Company’s management team, which at this time occurs within 90 days after the fiscal year end.

2. Annual Incentive Bonus. You will be eligible to receive an annual incentive bonus (“Incentive Bonus”), which at target is 100% of your Base Salary and up to 200% of your Base Salary at maximum. The Incentive Bonus for the first fiscal year that you are with the Company (the year ending January 28, 2012, “fiscal 2011”) will be based upon budgeted operating income. You would receive the maximum payout on that year’s Incentive Bonus if the Company’s actual operating income equals or exceeds 130% of its fiscal 2011 budgeted operating income. You would receive no Incentive Bonus for this period if the Company’s actual operating income was less than 80% of the fiscal 2011 budgeted operating income. The Incentive Bonus payout will be calculated in a linear fashion for achievement between 80% and 130% of target. For the first fiscal year of your employment, your bonus would be prorated based upon your Employment Start Date. The Compensation Committee of the Board of Directors will, at its discretion, establish the Incentive Bonus opportunity for subsequent years based upon the Company’s

Dan Griesemer

January 15, 2011

performance compared to bonus targets established for the relevant year. In establishing bonus targets for your Incentive Bonus, we expect the Compensation Committee to use the Company’s performance metrics such as, but not limited to, budgeted operating income, pre-tax income or net income in order to align your incentive compensation with the interests of the shareholders.

Your Incentive Bonus payments will be subject to applicable taxes and withholdings. To earn an Incentive Bonus you must remain continuously employed with the Company and be in good standing through the date that any bonus is approved for payment by the Compensation Committee of the Board of Directors, or by the Board of Directors if the Company is not yet a public company, subject to the provisions of this Agreement. The Company intends to pay the Incentive Bonus following completion of the year-end audit of the Company’s financial statements during the fiscal year following the fiscal year for which the Incentive Bonus criteria applied. It is also the Company’s intent that all compensation satisfies the requirements of Section 162(m) of the Internal Revenue Code in order to preserve the Company’s tax benefit for compensation expenses.

3. Stock Option Grant. As a part of the Company’s team, we strongly believe that ownership of the Company by our employees is an important factor to our success. Therefore, as part of your compensation, the Board of Directors will grant you non-qualified stock options to purchase 400,000 shares of the Company’s common stock (the “Option Grant”). Because the Company is not yet publicly traded, the per share exercise price for this Option Grant will be established through a third party valuation of the Company. The Company will have this valuation performed soon after your Employment Start Date, but vesting will begin as of your Employment Start Date.

Your Option Grant will be issued pursuant to the terms and conditions of the Company’s 2007 Stock Plan (the “Plan”). Your Option Grant will vest in four equal installments with the first installment vesting on the first anniversary of your Employment Start Date and the remaining three installments each vesting on the subsequent anniversaries of your Employment Start Date. In addition, you will not be able to exercise the Option Grant until the Company becomes a publicly traded company. The Option Grant will expire 10 years after the date of grant, subject to earlier termination as provided by this Agreement, provisions in the Plan and in the related stock option grant documents.

4. Nomination to the Company’s Board of Directors; Serving on Other Boards of Directors. You will be offered a seat on the Company’s Advisory Board of Directors on your Employment Start Date and nominated to the Company’s Board of Directors, subject to legal limitations, upon the consummation of an initial public offering.

During your employment, you will devote your full business efforts and time to the Company. Therefore, you may not serve on the board of directors of any other company until after the third anniversary of your Employment Start Date. Subsequently, you may serve on the board of directors of only one other company, provided your service on the other company board does not create a conflict of interest or an appearance of conflict of interest (e.g., a competitor or supplier of the Company). In addition, your service on the other company board must be

Dan Griesemer

January 15, 2011

pre-approved by the Company’s Board of Directors. These extra-curricular activities must not interfere or conflict with your responsibilities or your ability to perform your duties of employment to the Company.

5. Relocation Reimbursement. The Company will reimburse you for all reasonable moving expenses incurred as a result of your, and your family’s, relocation to California. Costs eligible for reimbursement include all reasonable costs to move personal possessions, reasonable temporary living expenses for yourself until August 31, 2011, transportation expenses for you to return on weekends to Idaho up to twice a month until August 31, 2011 and up to three house hunting trips. You will need to provide the Company with appropriate receipts or other documentation reasonably acceptable to be reimbursed. You agree to complete you and your family’s relocation to California by August 31, 2011, otherwise you agree to return all relocation reimbursements to the Company at that time.

6. Benefits. You will be eligible to participate in the benefit package available to all of the Company’s senior executives when you satisfy standard eligibility conditions. These benefits include health insurance benefits (medical, dental and vision), life insurance, short term and long term disability, and a 401(k) Plan. Please refer to benefit plan documents for eligibility. Of course, the Company may change its benefits at any time.

You will be entitled to 20 days of paid time off per year in accordance with the Company’s paid time off policy. You will begin accruing your paid time off on your Employment Start Date.

7. At-Will Employment; Termination.

(a) At-Will Employment. This Agreement does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated by the Company at any time, with or without Cause (as defined below) and by you with or without Good Reason (as defined below). However, you agree to provide the Company with at least 30 days written notice of any voluntary resignation. The at-will nature of your employment relationship may not be modified or amended except by written agreement of the Company’s Board of Directors and you. You agree that if your employment is terminated for any reason, you will immediately resign from all officer and director positions you hold with the Company and any of its affiliates.

(b) Cause. For purposes of this Agreement, and as reasonably determined by a majority of the full Board of Directors, you will be deemed terminated for Cause if you have: (1) been determined by a court of law to have committed any felony; (2) been convicted, or entered a plea of no contest, for violation of any criminal statute constituting a felony, provided that the Board of Directors reasonably determines that the continuation of your employment after such event would have an adverse impact on the operation or reputation of the Company or its affiliates; (3) engaged in an act of fraud, theft, embezzlement, or misappropriation against the Company; (4) committed one or more acts of gross negligence or willful misconduct, either within or outside the scope of your employment that has the effect of materially impairing the goodwill or business of the Company or causing material damage to its property, goodwill or

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January 15, 2011

business, or would, if known, subject the Company to public ridicule; (5) failed to materially perform the duties commonly associated with the position of President and Chief Executive Officer (continuing without cure for 10 days after receipt of written notice by you from the Board of Directors of the need to cure); (6) allowed the Company’s performance to be materially weaker than its competitors and the retail industry generally (as determined by the Board of Directors); (7) materially breached the Company’s Code of Ethics and Business Conduct or other written Company policies; (8) breached this Agreement, after we have provided you notice and given you a reasonable opportunity to cure; or (9) failed to use reasonable efforts to relocate you and your family to the Orange County, California area by September 15, 2011.

(c) Good Reason. For purposes of this Agreement, Good Reason means you terminated your employment within 90 days of: (1) a material diminution in your duties, responsibilities or authority as President and Chief Executive Officer of the Company; or (2) the Company failed to pay you material compensation or benefits that are required to be provided under this Agreement. However, your termination will not be treated as for Good Reason unless you have given the Company 30 days advance written notice of your intention to terminate your employment and the Company has failed to cure the acts within this 30 day period.

(d) Claw-backs. If you choose to leave your employment with the Company (other than for Good Reason, as defined above) or you are terminated by the Company for Cause (as defined above) during the 12 months following your Employment Start Date, you will be required to repay to the Company all relocation expenses reimbursed to you by the Company.

8. Severance

(a) Termination without Cause or Resignation for Good Reason. If the Company terminates your employment without Cause or you terminate your employment for Good Reason you will be entitled to:

1.	Your Base Salary through your final date of employment, plus any accrued but unused paid time off;

2.	12 months of your Base Salary (paid as salary continuation for the next 12 months);

3.	Your annual Incentive Bonus, either the amount yet to be paid for the most recently completed fiscal year, or if the Incentive Bonus for the most recently completed fiscal year has already been paid, then you will receive your annual Incentive Bonus pro-rated for the number of days of the fiscal year you were employed and based upon the Company’s performance, paid after the Company receives an audit of its financial results for that year-end;

4.	One year acceleration of vesting of the Option Grant and any subsequent equity grants;

5.	To the extent permissible under the Company’s health and other insurance plans, continued benefits for 12 months, unless you are re-employed earlier. The Company may satisfy its obligation to provide this benefit by making a lump sum payment to you equal to the present value of the contributions that the Company would have made had you continued your employment; and

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January 15, 2011

6.	For any exercisable stock options that remain unexercised as of your employment termination date, you may exercise these options for up to 90 days following that date, but in any event no later than the option expiration date.

(b) Termination for death or Disability. If your employment is terminated because of death or Disability (as defined below), you will be entitled to:

1.	Your Base Salary through your final date of employment, plus any accrued but unused paid time off;

2.	12 months of your Base Salary (paid as salary continuation for the next 12 months);

3.	Your annual Incentive Bonus, either the amount yet to be paid for the most recently completed fiscal year, or if the Incentive Bonus for the most recently completed fiscal year has already been paid, then you will receive your annual Incentive Bonus pro-rated for the number of days of the fiscal year you were employed and based upon the Company’s performance, paid after the Company receives an audit of its financial results for that year-end; and

4.	To the extent permissible under the Company’s health and other insurance plans, continued benefits for 12 months.

(c) Termination upon a Change in Control. If upon a Change in Control (as defined below), your employment is terminated without Cause or for Good Reason, you will be entitled to receive:

1.	Your Base Salary through your final date of employment, plus any accrued but unused paid time off;

2.	18 months of your Base Salary;

3.	One and a half times your annual Incentive Bonus, either one and a half times the amount yet to be paid for the most recently completed fiscal year, or if the Incentive Bonus for the most recently completed fiscal year has already been paid, then you will receive one and a half times your annual Incentive Bonus at the target rate for the fiscal year in which you are terminated;

4.	Full acceleration of vesting of the Option Grant and any subsequent equity grants; and

5.	To the extent permissible under the Company’s health and other benefit plans, continued benefits for the earlier of 12 months or until you are re-employed. The Company may satisfy its obligation to provide this benefit by making a lump sum payment to you equal to the present value of the contributions that the Company would have made had you continued your employment.

(d) Change in Control. A “Change in Control” means an event or a series of related events (collectively, a “Transaction”) where a person or group of persons acting in concert acquire direct or indirect beneficial ownership of more than 50% of the total combined voting power of the outstanding voting stock of the Company or the corporation or corporations to which the assets of the Company were transferred (the “Transferee Companies”), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the Transaction, own the Company or the Transferee

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Companies, as the case may be, either directly or through one or more subsidiary corporations. To clarify, a transaction such as an initial public offering, followed in time by some other transaction, would not be considered a series of related change events, and therefore would be separate events. Further, any transfer or sale of voting stock between the Company’s founders and affiliated entities which the Company’s founders control, or by the founders or their affiliated entities to the public market, will not be considered a Transaction. The Board of Directors will have the right to determine whether multiple sales or exchanges of voting stock of the Company or multiple events are related, and its determination shall be final, binding and conclusive.

(e) Disability. Disability means you are unable to perform your material duties to the Company by reason of any medically determinable physical impairment for either a continuous period of 90 days or for 180 days (including weekends and holidays) during any 365-day period. Notwithstanding the foregoing, if as a result of an earlier absence because of physical impairment you incur a “separation from service” within the meaning of Section 409A, you will be automatically terminated from employment on that date as a Disability termination.

(f) General Release. In order to receive any severance benefits described in this section, other than in the case of your death, you will need to deliver to the Company a signed general release of all known and unknown claims. However, you will not be required to release any rights you may have to be indemnified by the Company under this Agreement or under any other indemnification agreement entered into between you and the Company.

(g) Right to offset. The Company may offset any severance benefits you are owed under this section if you owe the Company any proceeds after your date of termination. Further, the Company may terminate your severance benefits if you are not in compliance with any provision of this Agreement.

9. Parachute Payments. In the event that the payments and benefits provided to you herein or otherwise by the Company constitute “parachute payments” within the meaning of Internal Revenue Code Section 280G and would, but for this provision, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then your payments and benefits shall be either (i) delivered in full or (ii) delivered as to such lesser extent, as you may elect, as would result in no portion of such amounts being subject to the Excise Tax, whichever of the foregoing results in the receipt by you on an after-tax basis of the greatest amount, notwithstanding that all or some of the amounts may be taxable under Section 4999 of the Code. If a reduction is to occur pursuant to the prior sentence, unless an alternative election is permitted by, and does not result in taxation under, Section 409A and timely elected by you, the payments and benefits shall be cut back in the following order: any cash severance you are entitled to (starting with the last payment due), then other cash amounts that are parachute payments (starting with the last payment due), then any stock options that have exercise prices higher than the then fair market value price of the stock (based on the latest vesting tranches).

10. Proprietary Information & Ownership of Works-for-Hire Agreements. As an employee of the Company, you will become knowledgeable about confidential and/or

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January 15, 2011

proprietary information related to the operations, products and services of the Company. Further, during your employment with the Company you may create intellectual property that is the Company’s property. To protect the interests of the Company, you will need to read and sign employee confidentiality and works for hire agreements prior to beginning employment. A copy of these agreements will be provided for you to read and sign.

11. Restatements. In the event of a restatement of financial results, the Compensation Committee of the Board of Directors will review all incentive awards for performance periods during the restated period (whether in cash or equity), and all equity grants vesting or paid based upon achievement of performance goals or stock price related in whole or part to the restated financial period. If any such award would have been lower had the level of achievement of applicable financial goals been calculated based upon such restated financial results or a grant not have vested or not been paid, the Compensation Committee may, if it determines appropriate in its sole discretion, to the extent permitted by applicable law, require you to reimburse the Company the incremental portion of the bonus in excess of that which would have been paid to you based on the restated financial results, unvest equity grants and require repayment of profits on equity that was vested or paid on such results and realized by you. You shall promptly comply with any such request of the Compensation Committee. This provision is in addition to, and not in lieu of, any requirements under the Sarbanes-Oxley Act or any other law, Company plan, award or grant.

12. Non-Competition During Employment and in First Year Following End of Employment. You agree that, during your employment with the Company and for one year immediately following your termination, you will not engage in, nor have any direct or indirect interest in any person, firm, corporation or business (whether as an employee, officer, director, agent, security holder, creditor, consultant, partner or otherwise) that is competitive with the Company. Notwithstanding the foregoing, you may have ownership interests in publicly traded companies subject to the limitations in the Company’s Code of Ethics.

13. Non-Solicitation. You agree that at no time during your employment with the Company and for a period of one year immediately following your termination will you directly or indirectly, on behalf of yourself or any other person or entity, solicit, recruit or encourage any employee to leave the employ of the Company.

14. Cooperation. During your employment and thereafter, you agree to reasonably cooperate with and make yourself available on a continuing basis to the Company and its representatives and legal advisors in connection with any matters in which you are or were involved or any existing or future claims, investigations, administrative proceedings, lawsuits and other legal and business matters, as reasonably requested by the Company. You also agree that within five business days of receipt (or more promptly if reasonably required by the circumstances) you will send to the Company, attention General Counsel, copies of all correspondence (for example, but not limited to, subpoenas) received by you in connection with any legal proceedings involving or relating to the Company, unless you are expressly prohibited by law from so doing. You agree that you will not voluntarily cooperate with any third party in any actual or threatened claim, charge, or cause of action of any nature whatsoever against the Company or affiliates. You

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understand that nothing in this Agreement prevents you from cooperating with any government investigation.

15. Code of Conduct and Company Policies. The Company is committed to creating a positive work environment and conducting business ethically. As an employee of the Company, you will be expected to abide by the Company’s policies and procedures.

16. Indemnification. The Company and you will enter into the Company’s standard form of indemnification agreement for executive officers. You will be provided with director’s and officer’s liability insurance coverage to the same extent as other executive officers and as provided in such policies for executive officers serving as directors. This coverage will continue after your service with the Company ceases while you have continuing liability with regard to your actions or inactions on behalf of the Company on the same basis as coverage for other former officers and directors.

17. Non-Disparagement. You agree that both during and for five years after your employment with the Company terminates, not to knowingly disparage the Company or its officers, directors, employees or agents in any manner likely to be harmful to it or to them or to the Company’s or their business, business reputation or personal reputation. However, this provision does not include statements made regarding Company employees if these statements were made in the good faith performance of your duties and statements made in connection your fiduciary duties or otherwise required by applicable law. The Company will direct its named executive officers to abide by these same restrictions with regard to you. You will not violate this section by making statements which are truthful, complete and made in good faith in response to any question, inquiry or request for information required by legal process or governmental inquiry.

18. Entire Agreement; Notice; Severability.

(a) This Agreement constitutes the entire agreement between you and the Company with respect to your employment and supersedes all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and the Company concerning those subject matters. It may only be terminated or modified in a writing executed by you and an authorized representative of the Board of Directors. This Agreement will be interpreted under, and governed by, the laws of the state of California without regard to its conflict of law provisions.

(b) Notices will be delivered in writing either personally or by overnight delivery service and will be deemed given on the date delivered if delivered personally or the day after the day sent if sent by overnight delivery service. Notices will be delivered as follows (or to such other address as the party shall notify the other by notice sent as aforesaid): (a) if to the Company, at the Company’s executive offices (attn: Chairman) with a copy to the General Counsel; and (b) if to you, at your last home address on file with the Company.

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January 15, 2011

(c) If a court should determine that any provision of this Agreement is invalid or unenforceable, in whole or in part, the invalidity or unenforceability of that provision will not make any other provision of this Agreement invalid or unenforceable.

19. General 409A Compliance; Income Tax Withholding.

(a) The intent of the parties is that payments and benefits under this Agreement comply with or be exempt from Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. If you notify the Company (with specificity as to the reason therefore) that you believe that any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause you to incur any additional tax or interest under Section 409A and the Company concurs with such belief or the Company (without any obligation whatsoever to do so) independently makes such determination, the Company will, after consulting with you, to the extent legally permitted and to the extent it is possible to timely reform the provision to avoid taxation under Section 409A, reform such provision to try to comply with Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Section 409A. To the extent that any provision hereof is modified in order to comply with or be exempt from Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Section 409A. The Company shall have no liability to you with regard to any additional tax, penalties or interest you are required to pay pursuant to Section 409A.

(b) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits which is nonqualified deferred compensation under Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment that is considered deferred compensation under Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (i) the expiration of the six month period measured from the date of such “separation from service” of you, and (ii) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum without interest, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c) With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the

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amount of expenses eligible for reimbursement, of in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred. Tax gross-up payments, if any, shall be made no later than the end of the calendar year immediately following the calendar year in which you remit the related taxes. Any reimbursement of expenses incurred due to a tax audit or litigation shall be made no later than the end of the calendar year immediately following the calendar year in which the taxes subject of the audit or litigation are remitted to the taxing authority or the audit or litigation is completed, whichever occurs later.

(d) For purposes of Section 409A, your right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within 30 days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(e) All payments hereunder shall be subject to applicable federal, state and local income tax withholding, provided that all equity grants shall provide for net share withholding at the minimum applicable statutory withholding rates upon exercise or settlement, as the case may be, unless otherwise agreed in writing by the parties.

20. Accepting this Offer; Conditions. Our offer to you is conditioned upon:

(a)	Returning this signed offer letter to us by January 28, 2011;

(b)	us completing your background check and being satisfied with the results;

(c)	us checking your references;

(d)	you meeting with an industrial psychologist whom we select, and our receipt and approval of that evaluation; and

(e)	you starting employment at the Company on or before the Employment Start Date.

To accept this offer, please sign this letter in the space provided below and return it to our General Counsel, Patrick Grosso, via email at pgrosso@tillys.com or facsimile at (949) 609-5508.

Dan Griesemer

January 15, 2011

We look forward to your joining us and hope that you find your employment with Tilly’s enjoyable and professionally rewarding.

Very truly yours,

/s/ Hezy Shaked
Hezy Shaked
Chairman of the Board

I accept this offer of employment with the Company and agree to the terms and conditions outlined in this Agreement.

/s/ Daniel Griesemer
Dan Griesemer

January 15, 2011

Cc:     Patrick Grosso